EXHIBIT 4 (v)


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July 16, 1998


To: Digital LAVA Noteholders Set Forth on Schedule I

Dear Investors:

     We are pleased to inform you that Digital LAVA, Inc. (the "Company") has signed a letter of intent with Security Capital Trading, Inc. (the "Underwriter") to act as managing underwriter in connection with a proposed initial public offering (the "IPO") of the Company's common stock and redeemable common stock purchase warrants. It is contemplated that the IPO will consist of 2,400,000 shares of common stock and 1,200,000 warrants at an anticipated price of $7.50 per share of common stock and $.10 per warrant, resulting in proceeds to the Company of approximately $18 million. The Company has agreed with the Underwriter that prior to the IPO the Company will have no more than 2,400,000 shares of common stock outstanding. Accordingly, the Company contemplates an approximately 1 for 9 reverse split immediately prior to the completion of the IPO. Finally, the Underwriter has agreed that upon the completion of the IPO as described above, anticipated to occur in the fourth quarter of 1998, the Company may pay 50% of the aggregate principal amount of the outstanding notes held by you.

     In connection with the IPO, the Company is hereby requesting that each of you agree to convert the unpaid portion of your note, including accrued interest, and all outstanding warrants held by you into shares of common stock equal in value to 175% of the principal amount of your loan. The conversion would occur immediately prior to the completion of the IPO, and only if the IPO is actually completed and you receive 50% of the aggregate principal amount of your notes. Thus, an investor who loaned the Company $100,000 will receive $50,000 in cash and common stock equal to $175,000 based on the actual IPO price.

     For example, assume the investor described above received 100,000 warrants with a current exercise price of $.90. Based on the contemplated 1 for 9 reverse split, such investor would own 11,111 warrants at an exercise price of $8.10. Assuming the successful completion of the IPO at a price of $7.50, these warrants would be canceled and the investor would receive $50,000 in cash and 23,334 shares of common stock.

     The common stock you receive in exchange for your warrants and the unpaid balance and accrued interest on your notes will be registered at the same time as the IPO, but will be subject to a lock-up agreement with the Underwriter, which we currently anticipate will be for a period of 9 months from the date of the IPO (of course, any shares of common stock from the exercise of the warrants which we are proposing you surrender would be subject to a similar lock-up).


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     In addition to the repayment of your debt, the Underwriter has agreed that the Company may use proceeds from the IPO to pay all of the outstanding loans held by the Company's secured lenders who participated in the last round of bridge loan financings in late 1997 and early 1998. Assuming the IPO is completed as described above, the Company will pay approximately $2 million of outstanding secured debt. Simultaneously with this offer to you, the Company is asking the secured lenders to convert the warrants they currently hold into shares of common stock immediately prior to the IPO. Please note that the secured lenders are being offered significantly fewer shares of common stock than are being offered to you. Assuming you and the secured lenders accept the Company's offer, and assuming the conversion of warrants held by certain other holders, based on an IPO price of $7.50, the capital structure of the Company immediately prior to the IPO is set forth on Schedule II.

     In order to effect this recapitalization, we are asking you to agree to the following:

     (i) if the IPO is completed and 50% of the principal amount of your note is paid, you agree to accept common stock of the Company equal to 175% of the principal amount of your note in exchange for the cancellation of the remaining balance of your note, including accrued interest, and your warrants (the number of warrants and the exercise price prior to the reverse split is set forth across from your name under the column "original warrants" on Schedule II; based on an IPO price of $7.50, the number of shares of Common Stock is set forth across from your name under the column "stock issued for warrants and debt" on Schedule II);

     (ii) to waive the current default of your note as a result of non-payment on the original maturity date and extend the term of your note until the earlier of the completion of the IPO or December 31, 1998.

     (iii) to (a) deliver to our counsel, Ehrenreich Eilenberg Krause & Zivian LLP, as escrow agent (the "Escrow Agent"), your original note and warrant certificate to be held in escrow pending completion of the IPO or (b) if you have lost your note and/or warrant certificate, certify to such effect and to indemnify the Company by completing and executing the Lost Note and/or Warrant Affidavit and Indemnity Agreement included as Schedule III and returning it to the Escrow Agent (in the event the IPO is not completed by December 31, 1998, the Escrow Agent will return your note and warrant certificate to you (or a new note and/or warrant certificate will be issued to you if you executed the Lost Note and/or Warrant Affidavit and Indemnity Agreement)); and

     (iv) to re-confirm as of the date hereof that you are an accredited investor as indicated in the questionnaire you completed in connection with your original investment, reconfirm your original loan to the Company and the


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     acquisition of the warrants issued to you and waive any right of recission you may have.

     In connection with making your investment decision, we have enclosed for your review a Company Summary and the capitalization table (Schedule II).

     There can be no assurance, of course, that the IPO will be completed on the terms described above, if at all. The Company believes, however, that the IPO currently represents the best opportunity to raise needed capital, provide liquidity to investors and meet its obligations to its various lenders. We remain confident in the Company's Video Publishing software and are hopeful that the financial markets will recognize the value of our technology.



                  [Remainder of page intentionally left blank]


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     If you agree to accept the Company's offer, please do the following:

     1. sign this letter where indicated below (we have provided you with an extra copy for your records); and

     2. return it, along with your original note and warrant certificate or the Lost Note and/or Warrant Affidavit and Indemnity Agreement (Schedule III completed and signed), to the Escrow Agent in the Federal Express envelope which we have provided.

     If you have any questions, please call either our Chief Financial Officer, Danny Gampe, at (888)-222-5282 or Adam Eilenberg or Jeff Abbey of Ehrenreich Eilenberg Krause & Zivian LLP at (212) 986-9700.

     Thank you for your continued support of the Company.

                                   Sincerely,


                    /s/ Joshua D.J.  Sharfman         /s/ Danny Gampe
                    Joshua D.J. Sharfman,             Danny Gampe,
                    Chief Executive Officer           Chief Financial Officer


I hereby accept and agree to each of the statements set forth in paragraphs (i),
(ii), (iii) and (iv) on the foregoing page of this letter. I have had an opportunity to read the Company Summary and review the capitalization table and have had an opportunity to ask questions of the Company and its counsel. I have been furnished with all materials relating to the Company and its proposed activities which I have requested and have been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information relating to the Company and its proposed activities.



/s/ Arthur Steinberg IRA                    /s/ Broadway Partners
-----------------------------------          -----------------------------------
    Arthur Steinberg IRA                        Broadway Partners

/s/ Christine Wally                         /s/ Christopher Creamer
-----------------------------------          -----------------------------------
    Christine Wally                             Christopher Creamer

/s/ Ester Dusi                              /s/ Glenn Sutton III
-----------------------------------          -----------------------------------
    Ester Dusi                                  Glenn Sutton III

/s/ John H. Glorieux                        /s/ Joseph Habert
-----------------------------------          -----------------------------------
    John H. Gloreiux                            Joseph Habert

/s/ Mitchell Steinberg                      /s/ Robert Ram Steinberg
-----------------------------------          -----------------------------------
    Mitchell Steinberg                          Robert Ram Steinberg

/s/ R. Steinberg Pension Trust              /s/ Stephen Williams
-----------------------------------          -----------------------------------
    R. Steinberg Pension Trust                  Stephen Williams

/s/ Stephanie Rubin                         /s/ Irwin Ginsburg
-----------------------------------          -----------------------------------
    Stephanie Rubin                             Irwin Ginsburg

/s/ John Muzinsky                           /s/ Michael Zylberman
-----------------------------------          -----------------------------------
    John Muzinsky                               Michael Zylberman

/s/ Shiela Sconiers                         /s/ Eric Appell
-----------------------------------          -----------------------------------
    Shiela Sconiers                             Eric Appell

/s/ Georgia Schley                          /s/ Grace Terry
-----------------------------------          -----------------------------------
    Georgia Schley                              Grace Terry

/s/ Harold Wrobel                           /s/ Norman Veitzer
-----------------------------------          -----------------------------------
    Harold Wroble                               Norman Veitzer

/s/ Walter Terry
-----------------------------------
    Walter Terry



Accepted and Agreed to:
Escrow Agent:
/s/ Ehrenreich Eilenberg Krause & Zivian
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Ehrenreich Eilenberg Krause & Zivian LLP